SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Hubbell Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    443510102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 7, 2010
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)


---------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

----------------------------
CUSIP No. 443510102
--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS

            Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                         (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY
--------------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                       362,337
    OWNED BY         -----------------------------------------------------------
      EACH              6      SHARED VOTING POWER
    REPORTING
   PERSON WITH                       -0-
                     -----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                                     362,337
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     362,337 Shares of Class A Common Stock
--------------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [ ]

            CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.1%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (See Instructions)

                    OO
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

----------------------------
CUSIP No. 443510102
--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS

            Kenneth M. Garschina
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                         (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY
--------------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
    NUMBER OF           5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                       -0-
    OWNED BY         -----------------------------------------------------------
      EACH              6      SHARED VOTING POWER
    REPORTING
   PERSON WITH                       362,337
                     -----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                                     -0-
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                     362,337
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     362,337 Shares of Class A Common Stock
--------------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [ ]

            CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.1%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (See Instructions)

                     IN
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

----------------------------
CUSIP No. 443510102
--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS

            Michael E. Martino
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                         (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY
--------------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
    NUMBER OF           5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                       -0-
    OWNED BY         -----------------------------------------------------------
      EACH              6      SHARED VOTING POWER
    REPORTING
   PERSON WITH                      362,337
                     -----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                                     -0-
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                     362,337
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     362,337 Shares of Class A Common Stock
--------------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [  ]

            CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.1%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (See Instructions)

                     IN
--------------------------------------------------------------------------------

                               Page 4 of 10 Pages

                                  SCHEDULE 13G

ITEM 1(a).    NAME OF ISSUER:
              --------------
              Hubbell Incorporated



ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              -----------------------------------------------
              584 Derby Milford Road
              Orange, CT 06477-4024


ITEM 2(a).    NAME OF PERSON FILING:
              ---------------------

              This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

              (i) Mason Capital Management LLC, a Delaware limited liability company ("Mason
                     Management");

              (ii)   Kenneth M. Garschina; and

              (iii)  Michael E. Martino.

              Mason Management, Mr. Garschina and Mr. Martino are filing this Schedule with respect to 362,337 shares of Class A Common Stock (the "Shares of Class A Common Stock") directly owned by Mason Capital L.P., a Delaware limited partnership ("Mason Capital LP"), Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("Mason Capital Master Fund"), and certain other funds and accounts (the "Managed Accounts").

              Mason Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts, and Mason Management may be deemed to have beneficial ownership over the Shares of Class A Common Stock reported in this Schedule by virtue of the authority granted to Mason Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such shares.

              Mr. Garschina and Mr. Martino are managing principals of Mason Management.


ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              ------------------------------------------------------------

              The principal business office address of Mason Management, Mr. Garschina and Mr. Martino is:

                        110 East 59th Street
                        New York, New York 10022


                               Page 5 of 10 Pages

ITEM 2(c).    CITIZENSHIP:
              -----------

              The place of organization or citizenship of each Reporting Person is as follows:

Name of Reporting Person              Place of Organization/Citizenship
------------------------              ---------------------------------
Mason Capital Management LLC          Delaware
Kenneth M. Garschina                  United States
Michael E. Martino                    United States


ITEM 2(d).    TITLE OF CLASS OF SECURITIES:
              ----------------------------
              Class A Common Stock, par value $.01 per share


ITEM 2(e).    CUSIP NUMBER:
              ------------
              443510102


ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO ss.ss. 240.13d-1(b), OR
              --------------------------------------------------------------
              240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
              --------------------------------------------------------------

              Not applicable.


ITEM 4.       OWNERSHIP.
              ---------

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (i)    Mason Capital Management LLC

                     (a)   Amount beneficially owned: 362,337.

                     (b)   Percent of class: 5.1%.

                     (c)   Number of shares as to which the person has:

                           (i)    Sole power to vote or direct the vote 362,337.

                           (ii)   Shared power to vote or direct the vote -0-.

                           (iii)  Sole power to dispose or direct the
                                  disposition of 362,337.

                           (iv)   Shared power to dispose or direct the
                                  disposition of -0-.

                               Page 6 of 10 Pages

              (ii)   Kenneth M. Garschina

                     (a)   Amount beneficially owned: 362,337.

                     (b)   Percent of class: 5.1%.

                     (c)   Number of shares as to which the person has:

                           (i)    Sole power to vote or direct the vote -0-.

                           (ii)   Shared power to vote or direct the vote
                                  362,337.

                           (iii)  Sole power to dispose or direct the
                                  disposition of -0-.

                           (iv)   Shared power to dispose or direct the
                                  disposition of 362,337.

              (iii)  Michael E. Martino

                     (a)   Amount beneficially owned: 362,337.

                     (b)   Percent of class: 5.1%.

                     (c)   Number of shares as to which the person has:

                           (i)    Sole power to vote or direct the vote -0-.

                           (ii)   Shared power to vote or direct the vote
                                  362,337.

                           (iii)  Sole power to dispose or direct the
                                  disposition of -0-.

                           (iv)   Shared power to dispose or direct the
                                  disposition of 362,337.

              The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each Reporting Person have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 7,167,506 Shares of Class A Common Stock outstanding as of October 18, 2010, as reported in the issuer's Form 10-Q filed with the Securities and Exchange Commission on October 22, 2010.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              --------------------------------------------

              Not applicable.

                               Page 7 of 10 Pages

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
              ---------------------------------------------------------------

              The right to receive dividends from, or the proceeds from the sale of, all Shares of Class A Common Stock reported in this Schedule as beneficially owned by Mason Management, Mr. Garschina and Mr. Martino is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Management. To the knowledge of the Reporting Persons, none of these advisory clients holds such right with respect to more than five percent of the outstanding Shares of Class A Common Stock. Mason Management, Mr. Garschina and Mr. Martino disclaim beneficial ownership of all Shares of Class A Common Stock reported in this Schedule pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
              ---------------------------------------------------------
              ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT
              -------------------------------------------------------
              HOLDING COMPANY OR CONTROL PERSON.
              ----------------------------------

              Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
              ---------------------------------------------------------

              Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
              ------------------------------

              Not applicable.

                               Page 8 of 10 Pages

ITEM 10.      CERTIFICATION.
              -------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2010


                                            MASON CAPITAL MANAGEMENT LLC


                                            By: /s/ John Grizzetti
                                                --------------------------------
                                                John Grizzetti
                                                Chief Financial Officer


                                                /s/ Kenneth M. Garschina
                                                --------------------------------
                                                Kenneth M. Garschina


                                                /s/ Michael E. Martino
                                                --------------------------------
                                                Michael E. Martino


                               Page 9 of 10 Pages

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING
                              HUBBELL INCORPORATED
                              CLASS A COMMON STOCK

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 14th day of December, 2010.


                                            MASON CAPITAL MANAGEMENT LLC


                                            By: /s/ John Grizzetti
                                                --------------------------------
                                                John Grizzetti
                                                Chief Financial Officer


                                                /s/ Kenneth M. Garschina
                                                --------------------------------
                                                Kenneth M. Garschina


                                                /s/ Michael E. Martino
                                                --------------------------------
                                                Michael E. Martino


                               Page 10 of 10 Pages